Exhibit 99.1

Qudian Inc. Reports First Quarter 2018 Unaudited Financial Results

- Conference Call at 8:00 AM ET/8:00 PM Beijing Time Today -

BEIJING, May 21, 2018 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the first quarter 2018.

First Quarter 2018 Operational Highlights:

Core online consumer finance business

•	Company proactively and swiftly de-risked from an industry-wide credit downturn resulting from industry regulations issued in December 2017.

•	Total outstanding loan balance was RMB 12.9 billion as of March 31, 2018, compared to RMB 6.9 billion as of March 31, 2017 and RMB11.2 billion as of December 31, 2017.

•	Total amount of transactions[1] reached RMB15.3 billion (US$2.4 billion) during the first quarter of 2018, down 8.1% from RMB16.7 billion during the first quarter of 2017.

•	Number of active borrowers[2] was 4.1 million during the first quarter of 2018, down 13.9% from 4.8 million during the first quarter of 2017.

•	Number of credit drawdowns was 10.9 million during the first quarter of 2018, down 44.6% from 19.7 million during the first quarter of 2017.

•	Number of registered users reached 65.3 million as of March 31, 2018, with 27.5 million users who have been approved for credit, up from 39.4 million registered users and 14.1 million approved users as of March 31, 2017.

•	M1+ Delinquency Rate by Vintage[3] for each quarter of 2017 remained at less than 1.7%, through March 31, 2018.

Dabai Auto:

•	Cumulative number of leased cars by March 31, 2018 was 6,608.

[1]	Transactions are defined as borrowers’ credit drawdowns from the Company’s platform.
[2]	Active borrowers are to borrowers who have drawn down credit in the specified period.
[3]	M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.

First Quarter 2018 Financial Highlights:

•	Total revenue reached RMB1,716.6 million (US$ 273.7 million), representing an increase of 105.6% from the first quarter of 2017.

•	Sales commission reached RMB111.4 million (US$ 17.8 million), representing an increase of 11.4% from the first quarter of 2017.

•	Revenue from sales-type leases was RMB546.0 million (US$87.1 million), representing auto leasing revenue generation in the first full quarter since launching Dabai Auto.

•	Net income decreased by 32.1% to RMB315.8 million (US$50.3 million) from RMB465.1 million during the first quarter of 2018.

•	Adjusted net income decreased by 30.4% to RMB338.5 million (US$ 54.0 million) from RMB 486.4 million in the first quarter of 2017.

•	Basic and diluted net income per share was RMB0.97 (US$0.15) and RMB0.95 (US$0.15), respectively, compared with basic and diluted net income per share of RMB5.87 and RMB1.53, respectively, for the first quarter of 2017.

•	Basic and diluted adjusted net income per share was RMB1.04 (US$0.17) and RMB1.02 (US$0.16), respectively, for the first quarter of 2018, compared with basic and diluted adjusted net income per share of RMB6.13 and RMB1.60, respectively, for the first quarter of 2017.

“Our results in the first quarter reflect both the temporary credit downturn in Chinese consumer credit markets following implementation of new regulations late last year as well as our proactive decision to temporarily tighten credit standards and de-risk our book,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Despite these short-term impacts, we are pleased to report solid results for the quarter. We remain confident in our core business, and we continue to believe current regulations will support a healthier industry longer term.”

“The benefit of our risk discipline was evident in the quarter as delinquency rates stabilized, and more encouragingly, showed improvement since January,” Mr. Luo continued. “We began growing our book prudently again following Chinese New Year and finished the first quarter with RMB 12.9 billion in total loan balance, a 15% growth from the end of the fourth quarter. While Chinese New Year impacted first quarter transactions, based on the trends we are seeing, we expect consumption credit to return to a stable growth track in the second quarter and beyond. Our focus remains on serving our 65.3 million registered users and we look to optimize credit size and credit tenure over time for selected higher quality users.

“We are also pleased to report Dabai Auto is performing very well as we continue to optimize operational efficiency and grow the business volume,” added Mr. Luo. “Our large base of active users, many of whom are looking to become first-time car buyers, positions us well and boosts our confidence in the opportunity Dabai presents. In addition, we recently entered into an agreement with a large OEM in China which is key to securing a cost-effective supply of vehicles. Strong OEM relationships and continuous improvement in operational efficiency have helped us shorten delivery time and enhance revenue per staff, thereby creating a strong competitive advantage to other providers. With Dabai, we have accomplished a great deal in a short period of time, and as of March 31, 2018, we had leased over 6,600 cars to consumers with zero late payments over 30 days past due.”

“While we controlled transaction volume, we delivered solid financial results in the quarter,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “Data from the credit downturn provided significant enhancement to our data analytic capabilities, giving us further ability to distinguish high quality borrowers from lower quality ones. This allowed us to start offering slightly larger credit size and credit term to our high quality users, witnessed by average credit size increasing to RMB1,400 and average credit term increasing to 5.1 months in the first quarter of 2018. The increase of credit term actually reduced the average amount of monthly repayment due from our users, making our product more affordable. For example, the average amount of monthly repayment in the first quarter of 2018 would be about RMB300, based on the average ticket size of RMB1400, the average duration of 5.1 months and 36% APR, down from the average amount of monthly repayment in 2017 of about RMB400, based on the average ticket size of RMB960, the duration of 2.5 months and 36% APR. The proactive management of market driven risk was swift and effective, as we witnessed delinquency rates stabilize and then fall. The risk level was appropriate again by the end of the first quarter to have the loan book grow.

“We continue to closely monitor credit trends and leverage our proprietary data to manage risk while cost-effectively making credit accessible to creditworthy but underserved consumers in China,” Mr. Yeung concluded. “Based on our first quarter results and the latest trends we are seeing in our business including the fact that our total outstanding loan balance has already reached RMB14.6 billion today, we are reiterating our financial outlook for adjusted net income of more than RMB2.5 billion for the full year.”

First Quarter 2018 Financial Results

Total revenue for the first quarter of 2018 increased by 105.6% to RMB1,716.6 million (US$273.7 million) from RMB834.7 million in the prior year period, primarily due to the increase of revenue from sales-type leases as a result of the ramp up of Dabai Auto business. Financing income totaled RMB776.7 million (US$123.8 million) for the first quarter of 2018, increasing 11.5% from RMB696.9 million for the first quarter of 2017. Loan facilitation income and others increased to RMB277.6 million (US$44.3 million) for the first quarter of 2018, up 660.9% from RMB36.5 million for the first quarter of 2017, as a result of the substantial increase in the volume of off-balance sheet transactions and the adoption of ASC 606 new revenue recognition standard effective January 1, 2018. Under ASC 605, the loan facilitation service income is recognized when periodical repayments are receiving from customers. Upon adoption of ASC606, a portion of the loan facilitation income which is contingent on the continual repayment of the borrower will be recognized when the Company successfully matched borrowers and institutional funding partners. As a result, a greater portion of the loan facilitation income will be recognized when the such matching occurs. The adoption of ASC 606 resulted in an increase in the Company’s loan facilitation income for the first quarter of 2018 of RMB 137.9 million (US$22.0 million). Sales commission fees increased to RMB111.4 million (US$17.8 million) for the first quarter of 2018, up 11.4% from RMB100.0 million for the first quarter of 2017.

Total operating cost and expenses. Total operating cost and expenses increased by 366.2% to RMB1,395.7 million (US$222.5 million) for the first quarter of 2018 from RMB299.4 million for the first quarter of 2017.

Cost of revenues increased by 461.4% to RMB686.4 million (US$109.4 million) for the first quarter of 2018 from RMB122.3 million for the first quarter of 2017, primarily due to cost of sales-type leases incurred by Dabai Auto business.

Sales and marketing expenses. Sales and marketing expenses increased by 126.8% to RMB122.9 million (US$19.6 million) for the first quarter of 2018 from RMB54.2 million for the first quarter of 2017. The increase was primarily due to higher compensation and travel expenses associated with the Dabai Auto business in the first quarter of 2018, compared with the first quarter of 2017. Excluding costs related to Dabai, sales and marketing expenses declined 11% year-over-year primarily due to a significant increase of transactions directly on our apps, which do not involve borrower engagement cost.

General and administrative expenses. General and administrative expenses increased by 36.1% to RMB56.0 million (US$8.9 million) for the first quarter of 2018 from RMB41.1 million for the first quarter of 2017. The increase was primarily attributable to the increase in administrative fees payable to trust companies as a result of increased use of trust funding in the first quarter of 2018, compared with the first quarter of 2017.

Research and development expenses. Research and development expenses increased by 73.8% to RMB43.5 million (US$6.9 million) for the first quarter of 2017 from RMB25.0 million for the first quarter of 2017. The increase was primarily due to an increase in technology service expense.

Provision for loan principal, financing service fee receivables and other receivables. Provision for loan principal, financing service fee receivables and other receivables increased by 778.6% to RMB443.6 million (US$70.7 million) for the first quarter of 2018 from RMB50.5 million for the first quarter of 2017. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables, which we intend to provide sufficient allowance to cover.

As of March 31, 2018, the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB800.2 million (US$127.6 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB804.6 million (US$128.3 million), indicating M1+ Delinquency Coverage Ratio of 1.0x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2016 and 2017, before charge-offs:

Income from operations. Income from operations for the first quarter of 2018 was RMB326.4 million (US$52.0 million), representing a 41.5% decrease from RMB558.4 million from the first quarter of 2017.

Income tax expenses. Income tax expense totaled RMB8.7 million (US$1.4 million) in the first quarter of 2018, down 90.5% from RMB91.9 million in the first quarter of 2017, primarily due to the deferred tax treatment and tax refund.

Net income. Net income totaled RMB315.8 million (US$50.3 million) for the first quarter of 2018, down 32.1% from RMB465.1 million for the first quarter of 2017. Net income attributable to the Company’s shareholders per diluted share was RMB0.97 (US$0.15), compared with RMB1.53 in the first quarter of 2017.

Adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, decreased by 30.4% to RMB338.5 million (US$54.0 million) from RMB486.4 million in the prior year period. Adjusted net income attributable to the Company’s shareholders per diluted share decreased to RMB1.02 (US$0.16) from RMB1.60 in the prior year period.

As of March 31, 2018, the Company had cash and cash equivalents of RMB5,736.8 million (US$914.6 million), compared with RMB6,832.3 million as of December 31, 2017. The Company also had restricted cash of RMB538.0million (US$85.8 million), compared with RMB2,252.6 million as of December 31, 2017. Restricted cash mainly represents the cash in consolidated trusts, which can only be used to fund credit drawdowns or settle these trusts’ obligations. Such restricted cash is not available to fund the general liquidity needs of the Company.

As of March 31, 2018, the Company had short-term amounts due from related parties of RMB517.3 million (US$82.5 million), compared with short-term amounts due from related parties of RMB551.2 million as of December 31, 2017. Such amounts include RMB512.0 million (US$81.6 million) and RMB549.8 million deposited in our Alipay accounts as of March 31, 2018 and December 31, 2017, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Net cash provided by operating activities for the first quarter of 2018 was RMB487.6 million (US$77.7 million).

The Annual Report

On April 9, 2018, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the Securities and Exchange Commission (the “SEC”). The annual report can be accessed on the Company’s website and on the SEC’s website at www.sec.gov. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2017, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@qudian.com.

Director Resignations

Mr. Shilei Li and Mr. Yi Cao have tendered their resignations as directors to the Company’s board for personal reasons. Their resignations are effective as of the date of this press release. The Company would like to express its gratitude for services provided by Mr. Shilei Li and Mr. Yi Cao.

Outlook

For the full year of 2018, the Company currently expects:

•	Adjusted net income to be more than RMB2.5 billion; and

•	Number of vehicles leased out to be more than 100 thousand.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of regulatory, market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 21, 2018 (8:00 PM Beijing/Hong Kong time on May 21, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-317-6003

International:	1-412-317-6061

Hong Kong (toll free):	800-963-976

Hong Kong:	852-5808-1995

China:	400-120-6115

Participant Elite Entry Number:	9518325

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Qudian Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 28, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529

International:	1-412-317-0088

Replay Access Code:	10120188

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions, but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Use of Non-GAAP Financial Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:

Investor Relations

Sissi Zhu

Director of Capital Markets

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2017	2018
(In thousands except for number of shares and per share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Revenues:
Financing income	696,893	776,746	123,833
Sales commission fee	100,020	111,379	17,756
Revenue from sales-type lease	—	546,034	87,051
Penalty fee	1,344	4,886	779
Loan facilitation income and others	36,481	277,577	44,251

Total revenues	834,739	1,716,622	273,670

Operating cost and expenses:
Cost of revenues	(122,270)	(686,404)	(109,429)
Sales and marketing	(54,207)	(122,945)	(19,600)
General and administrative	(41,150)	(55,990)	(8,926)
Research and development	(25,041)	(43,521)	(6,938)
Loss on guarantee liability	(6,232)	(43,187)	(6,885)
Provision for loan principal, financing service fee receivables and other receivables	(50,489)	(443,614)	(70,723)

Total operating cost and expenses	(299,390)	(1,395,661)	(222,501)
Other operating income	23,009	5,457	870
Income from operations	558,358	326,418	52,039
Interest and investment income, net	(1,345)	19,536	3,114
Foreign exchange loss	—	(21,950)	(3,499)
Other income	—	672	107
Other expense	—	(168)	(27)

Net income before income taxes	557,013	324,508	51,734
income tax expenses	(91,880)	(8,692)	(1,386)

Net income	465,133	315,816	50,348

Net income attributable to Qudian inc.’s shareholder	465,133	315,816	50,348

Earnings per share for Class A and Class B ordinary shares:
—Basic	5.87	0.97	0.15
—Diluted	1.53	0.95	0.15
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
—Basic		0.97	0.15
—Diluted		0.95	0.15
Weighted average number of Class A and Class B ordinary shares outstanding:
—Basic	79,305	326,372	326,372
—Diluted	303,366	331,424	331,424

Other comprehensive loss:
Foreign currency translation adjustment		(142,548)	(22,725)

Total comprehensive income	465,133	173,268	27,623

Total comprehensive income attributable to Qudian inc.’s shareholders	465,133	173,268	27,623

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per share data)	As of December 31, 2017	As of March 31, 2018
	(Audited) RMB	(Unaudited) RMB	(Unaudited) US$
ASSETS:
Current assets:
Cash and cash equivalents	6,832,306	5,736,836	914,587
Restricted cash	2,252,646	538,031	85,775
Short-term investments	300,000	—	—
Short-term loan principal and financing service fee receivables	8,758,545	9,039,610	1,441,126
Short-term finance lease receivables	8,508	188,806	30,100
Contract assets	—	266,282	42,452
Short-term amounts due from related parties	551,215	517,313	82,472
Other current assets	482,351	793,335	126,475

Total current assets	19,185,571	17,080,213	2,722,987

Non-current assets:
Long-term finance lease receivables	17,900	367,000	58,508
Investment in equity method investee	44,519	44,972	7,170
Property and equipment, net	4,613	7,595	1,211
Intangible assets	5,908	5,803	925
Deferred tax assets	115,461	172,877	27,561
Other non-current assets	6,444	114,292	18,221

Total non-current assets	194,845	712,539	113,596

TOTAL ASSETS	19,380,416	17,792,752	2,836,583

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per share data)	As of December 31, 2017	As of March 31, 2018
	(Audited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	7,979,415	6,253,398	996,939
Accrued expenses and other current liabilities	315,693	419,808	66,927
Short-term amounts due to related parties	719,563	703,706	112,187
Guarantee liabilities	46,981	48,004	7,653
Income tax payable	268,373	268,471	42,801

Total current liabilities	9,330,025	7,693,387	1,226,507

Non-current liabilities:
Long-term borrowings and interest payables	510,024	255,000	40,653

Total non-current liabilities	510,024	255,000	40,653

Total liabilities	9,840,049	7,948,387	1,267,160

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	221	223	36
Treasury stock	(421,165)	(421,165)	(67,144)
Additional paid-in capital	7,571,703	7,594,353	1,210,718
Accumulated other comprehensive loss	(77,947)	(220,495)	(35,152)
Retained earnings	2,467,555	2,891,449	460,965

Total shareholders’ equity	9,540,367	9,844,365	1,569,423

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,380,416	17,792,752	2,836,583

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
(In thousands except for number of shares and per share data)	2017	2018
	(Audited) RMB	(Unaudited) RMB	(Unaudited) US$
Total net income attributable to Qudian Inc.’s shareholders	465,133	315,816	50,348
Add: Share-based compensation expenses	21,291	22,651	3,611

Non-GAAP net income attributable to Qudian Inc.’s shareholders	486,424	338,467	53,959

Non-GAAP net income per share—basic	6.13	1.04	0.17
Non-GAAP net income per share—diluted	1.60	1.02	0.16
Weighted average shares outstanding—basic	79,305,191	326,372,211	326,372,211
Weighted average shares outstanding—diluted	303,365,502	331,424,416	331,424,416

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(In thousands except for number of shares and per share data)	2017	2018
	(Audited) RMB	(Unaudited) RMB	(Unaudited) US$
Net cash provided by operating activities	531,462	487,625	77,739

Net cash used in investing activities	(334,473)	(1,270,729)	(202,584)

Net cash provided by/(used in) financing activities	250,683	(1,884,433)	(300,424)

Effect of exchange rate changes	—	(142,548)	(22,725)
Net increase in cash and cash equivalents and restricted cash	447,672	(2,810,085)	(447,994)
Cash and cash equivalents and restricted cash at beginning of the period	785,770	9,084,952	1,448,355

Cash and cash equivalents and restricted cash at end of period	1,233,442	6,274,867	1,000,361